February 25, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BlackRock, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 25, 2026.

Sincerely,

/s/ R. Andrew Dickson III
R. Andrew Dickson III
Managing Director and Corporate Secretary

50 Hudson Yards New York NY 10001 | Tel 212-810-5300 | blackrock.com